Exhibit 99.2

Clarivate Technology Group Randy Harvey Chief Technology Officer November 12, 2019

Technology has a fundamental role at Clarivate Enabling product innovation Customer and company growth Optimizing day - to - day operations in a cost effective way Protecting our systems, data and IP Providing solutions to drive value for our customers People  Process  Technology

Our focus is on aligning and simplifying the organization


Organization's past structure
Web of Science product engineering
Life Science product engineering
Derwent product engineering
MarkMonitor product engineering
CompuMark product engineering
Techstreet product engineering
Business info systems
ERP CRM MM
ERP CRM CM
ERP CRM DER
ERP CRM L.S.
Content acquisition curation
Content acquisition curation
Content acquisition curation
Content acquisition curation
Content acquisition curation
Content acquisition curation
IT Governance
NO shared platform services and data analytics
Multiple data centers and infrastructure
Information security

Clarivate Analytics

Our focus is on aligning and simplifying the organization Science product group engineering Business information systems Content acquisition, curation & management IP product group engineering Cloud services & infrastructure Information security (operations, compliance & awareness) IT governance End user computing & collaboration Shared platform services & data analytics ORGANIZATION’S PAST STRUCTURE Web of Science product engineering Life Science product engineering Derwent product engineering MarkMonitor product engineering Compumark product engineering TechStreet product engineering Content acquisition curation Content acquisition curation Content acquisition curation Content acquisition curation Content acquisition curation Content acquisition curation IT Governance Business info systems ERP CRM MM ERP CRM CM ERP CRM DER ERP CRM L.S. Information security NO Shared platform services & data analytics Multiple data centers and infrastructure

• Develop strong agile culture • Transition to product view vs project view • Drive test automation across all groups • Embed security by design • Expand communities of practice • Reduce contractor use to less than 10% over next 21 months • Bring together majority of engineering teams into key development centers We will continue to build a mature product - engineering culture Bring product knowledge in - house Accelerate innovation and delivery velocity

Modernizing our technology: Business systems

Finance core capabilities • Procure to pay • Record transactions thru financial reporting • Accounts receivable Source/procurement FP&A Treasury management & vendor payment Credit card payment Finance & accounting & cash collections PAST We have streamlined and moved to cloud - based financial systems Tax & corporate tax 13 legacy applications TODAY

• Leads and marketing campaigns • Salesforce automation • Configure price quote • Contract lifecycle management New portfolio of cloud - based applications driving a more efficient CRM business process and better customer experience Order management / billing Lead / campaign CLM CPQ & salesforce automation PAST 7+ legacy applications TODAY • Order management / billing • Entitlements • Renewals • Customer care • Customer self service CRM core capabilities

Modernizing our technology: Shared platforms

Customer adoption and usage • Multiple - user intelligence dashboards including: – Product usage – Customer adoption – Drilldowns – Time series • 1400+ report views in past 7 days! Customer intelligence portal enables us to better understand customers and how they use our content, products and platforms Community and communication • Available reports and dashboard for: – Sales – Product management – Customer support – Product engineering • Best practices

Our data access platform (API) supports and expands DaaS & CaaS delivery services Web - based environment for internal and external developers Customer portal Web - based tool enabling employees to define APIs, manage access, policies and customer portal content Business admin portal Cloud - based central repository to securely host Clarivate APIs API gateway

IAM platform provides flexible login portal • Username and password • SSO login • Seamless login between applications Usage • 20% of products and platforms converted • 586k logins per month • 20k logins per day Centralized user authentication, entitlement and profile information provides users with common experience across applications

Modernizing our technology: Customer - facing products and platforms

We delivered new platforms and major upgrades in 2019 Derwent Innovation Web of Science Incites UX Cortellis Digital Health Intelligence Cortellis Drug Discovery Intelligence Regulatory information BioWorld Newport Converis Industrial design on TM go365 Trademark.com release

Drug timeline and success rate prediction Applying data analytics and machine learning Forecasting timeline and probability of success of a drug Uses 15 years of pharmaceutical intelligence Outperforms standard industry benchmarking by 25% 1 Algorithm learns and refines pipeline forecast’s daily expectations 1 Based on internal data – Centre for Medicines Research; backtested 20+ years of pipeline data

Chinese patent summarization in English language Applying data analytics and machine learning Patent volume has grown from ~2.2M in 2013 to ~3.5M in 2018 Created deep learning model, trained on 4M patents that summarizes new patent filings automatically Model outperformed human - generated summaries in terms of quality Reduced lead times from 21 days to < a day

Modernizing our technology: Content acquisition, curation & delivery

Project Singularity will enable us to treat data as an asset Speed and quality Automated capabilities for ETL, web scraping, content extraction from PDF, print and more Content acquisition Governance and delivery Allows delivery of prepared content from masters to product databases in format and frequency needed by products Content hub Single source of truth Standardized masters store content and services for automated extraction, summarization, ontology tagging, indexing, translation, clustering and disambiguation Content ingestion Value creation Cloud - based UX so knowledge workers can efficiently add value to collected content using smart workflows Content workbench

Modernizing our technology: Capitalizing on the cloud

Building foundation • Standard builds • Security groups & framework • CI/CD pipeline • Infrastructure as code • Leverage reserved instances Moving forward • Auto - provision/scale platforms • Automate deployments • Cross - region availability • Build value from content hubs and ML/AI Capitalizing on the cloud

Benefit - after 2020 we will: • Be more customer friendly and easier to do business with • Become more scalable to drive organic growth and faster acquisition integration • Innovate faster, increasing time to value Still opportunities to become efficient and effective: • Common UI pattern library providing consistent & simpler user experience • Reduce # of technologies and tools • Continue to streamline cloud operations and usage Summary: Separation from TR forced acceleration of development in the product engineering groups